Exhibit 99.(h)(7)

June 2, 2008

Stacey Hong, President

Forum Funds

Two Portland Square

Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

D.F. Dent and Company, Inc. (the “Adviser”) agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses for DF Dent Premier Growth Fund (the “Fund”), a series of the Forum Funds (the “Trust”), do not exceed 1.10% from July 1, 2008 through the period ending October 31, 2009.

This agreement can only be terminated or amended upon the approval of the Trust’s Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on October 31, 2009.

Very truly yours,

D.F. Dent & Company, Inc.

/s/ Daniel F. Dent
Daniel F. Dent President

SIXTH FLOOR, LATROBE BUILDING     2 EAST READ STREET     BALTIMORE, MARYLAND 21202   (410) 837-2544